Exhibit 99.2

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2019

 PINDUODUO INC.

Index to Condensed Consolidated Financial Statements

Contents	Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2018 and June 30, 2019	1 - 2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Periods Ended June 30, 2018 and 2019	3 - 4
Unaudited Interim Condensed Consolidated Statement of Shareholders' Equity for the Six Months Periods Ended June 30, 2018 and 2019	5 - 6
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Periods Ended June 30, 2018 and 2019	7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	8 - 24

 PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND AS OF JUNE 30, 2019

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

		As of
	Note	December 31, 2018	June 30, 2019
		RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents		14,160,322	23,851,940	3,474,427
Restricted cash		16,379,364	16,812,226	2,448,977
Receivables from online payment platforms		247,586	452,266	65,880
Short-term investments		7,630,689	7,935,421	1,155,924
Amounts due from related parties	11	1,019,033	1,043,258	151,968
Prepayments and other current assets	3	953,989	1,210,648	176,349

Total current assets		40,390,983	51,305,759	7,473,525

Non-current assets
Property and equipment, net	4	29,075	33,409	4,867
Intangible asset	5	2,579,338	2,277,009	331,684
Right-of-use assets	6	—	307,735	44,827
Other non-current assets	7	182,667	436,938	63,647

Total non-current assets		2,791,080	3,055,091	445,025

Total Assets		43,182,063	54,360,850	7,918,550

 PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND AS OF JUNE 30, 2019 (Continued)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of
	Note	December 31, 2018	June 30, 2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB458,147 and RMB1,412,517 (US$205,756) as of December 31, 2018 and June 30, 2019, respectively)	11	478,113	1,412,517	205,756
Customer advances (including customer advances of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB190,382 and RMB267,299 (US$38,936) as of December 31, 2018 and June 30, 2019, respectively)		191,482	267,322	38,940
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB17,275,934 and RMB17,801,389 (US$2,593,065) as of December 31, 2018 and June 30,2019, respectively)		17,275,934	17,830,719	2,597,337
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,500,951 and RMB2,299,419 (US$334,948) as of December 31, 2018 and June 30, 2019, respectively)	8	2,225,667	3,573,906	520,598
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB4,188,273 and RMB5,833,878 (US$849,800) as of December 31, 2018 and June 30, 2019)		4,188,273	5,833,878	849,800
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB53,627 (US$7,812) as of December 31, 2018 and June 30, 2019, respectively)		—	80,026	11,657

Total current liabilities		24,359,469	28,998,368	4,224,088

Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB190,930 (US$27,812) as of December 31, 2018 and June 30, 2019, respectively)		—	247,426	36,042
Other non-current liabilities		—	8,171	1,190

Total non-current liabilities		—	255,597	37,232

Total Liabilities		24,359,469	29,253,965	4,261,320

Shareholders' equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 2,381,240,988 and 2,574,980,988 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	9	78	84	12
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 shares authorized, 2,074,447,700 shares issued and outstanding as of December 31, 2018 and June 30, 2019)	9	64	64	9
Additional paid-in capital		29,114,527	38,198,956	5,564,305
Accumulated other comprehensive income		1,035,783	1,116,597	162,651
Accumulated deficits		(11,327,858)	(14,208,816)	(2,069,747)

Total shareholders' equity		18,822,594	25,106,885	3,657,230

Total liabilities and shareholders' equity		43,182,063	54,360,850	7,918,550

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2019

(Amounts in thousands of RMB and US$, except for per share data)

		For the six months periods ended June 30,
	Note	2018	2019
		RMB	RMB	US$
Revenues	10
Online marketplace services		4,093,650	11,835,212	1,723,993

Total Revenues		4,093,650	11,835,212	1,723,993
Costs of revenues
Costs of online marketplace services		(706,530)	(2,468,023)	(359,508)

Total costs of revenues		(706,530)	(2,468,023)	(359,508)
Gross profit		3,387,120	9,367,189	1,364,485
Sales and marketing expenses		(4,188,192)	(10,992,958)	(1,601,303)
General and administrative expenses		(5,829,434)	(514,420)	(74,934)
Research and development expenses		(258,847)	(1,470,745)	(214,238)

Total operating expenses		(10,276,473)	(12,978,123)	(1,890,475)
Operating loss		(6,889,353)	(3,610,934)	(525,990)
Interest income		186,764	654,670	95,363
Foreign exchange gain		1,460	42,874	6,245
Other income, net		6,220	32,432	4,724

Loss before income tax		(6,694,909)	(2,880,958)	(419,658)

Income tax expenses		—	—	—

Net loss		(6,694,909)	(2,880,958)	(419,658)

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of RMB and US$, except for per share data)

		For the six months periods ended June 30,
	Note	2018	2019
		RMB	RMB	US$
Net loss		(6,694,909)	(2,880,958)	(419,658)

Deemed distribution to certain holders of convertible preferred shares		(80,496)	—	—

Net loss attributable to ordinary shareholders		(6,775,405)	(2,880,958)	(419,658)

Loss per share:	12
Basic		(3.66)	(0.63)	(0.09)
Diluted		(3.66)	(0.63)	(0.09)
Shares used in loss per share computation (in thousands of shares):
Basic		1,850,155	4,604,472	4,604,472
Diluted		1,850,155	4,604,472	4,604,472
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		419,641	80,814	11,772

Comprehensive loss		(6,275,268)	(2,800,144)	(407,886)

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICITS

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2018

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficits	Total shareholders' deficits
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	1,758,769,820	54	61,326	(23,101)	(1,030,237)	(991,958)
Net loss	—	—	—	—	(6,694,909)	(6,694,909)
Foreign currency translation difference	—	—	—	419,641	—	419,641
Deemed distribution to certain holders of convertible preferred shares	—	—	—	—	(80,496)	(80,496)
Share-based compensation	254,473,500	8	5,787,567	—	—	5,787,575

Balance as of June 30, 2018	2,013,243,320	62	5,848,893	396,540	(7,805,642)	(1,560,147)

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2019

(Amounts in thousands of RMB and US$, except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficits	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594
Net loss	—	—	—	—	(2,880,958)	(2,880,958)
Foreign currency translation difference	—	—	—	80,814	—	80,814
Follow-on offering (Note 9)	193,740,000	6	7,993,822	—	—	7,993,828
Share-based compensation	—	—	1,090,607	—	—	1,090,607

Balance as of June 30, 2019	4,649,428,688	148	38,198,956	1,116,597	(14,208,816)	25,106,885

Balance as of June 30, 2019 (US$)		21	5,564,305	162,651	(2,069,747)	3,657,230

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2018 AND 2019

(Amounts in thousands of RMB and US$)

	For the six months periods ended June 30,
	2018	2019
	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	(6,694,909)	(2,880,958)	(419,658)
Depreciation and amortization	186,062	310,358	45,209
Provision for payments made on behalf of merchants	453	4,891	712
Interest income	(64,481)	—	—
Loss on disposal of property and equipment	3	152	22
Share-based compensation	5,834,053	1,090,607	158,865
Foreign exchange gain	—	(11,330)	(1,650)
Changes in operating assets and liabilities:
Receivables from online payment platforms	(6,270)	(204,680)	(29,815)
Amounts due from related parties	(145,166)	(24,225)	(3,529)
Prepayments and other current assets	(479,062)	(226,182)	(32,947)
Right-of-use assets	—	(86,214)	(12,558)
Other non-current assets	—	(42,354)	(6,170)
Amounts due to related parties	218,144	934,404	136,111
Customer advances	48,560	75,840	11,047
Payables to merchants	(520,299)	554,785	80,814
Accrued expenses and other liabilities	610,505	1,358,270	197,854
Merchant deposits	1,416,524	1,645,605	239,709
Other non-current liabilities	—	8,171	1,190
Lease liabilities	—	97,591	14,216

Net cash flow generated from operating activities	404,117	2,604,731	379,422

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sales of short-term investments	50,000	9,229,590	1,344,441
Purchase of short-term investments	(1,300,000)	(9,727,015)	(1,416,899)
Proceeds from disposal of a long-term investment	5,000	—	—
Purchase of long-term investments	—	(209,897)	(30,575)
Purchase of property and equipment	(7,496)	(10,092)	(1,470)
Proceeds from disposal of property and equipment	—	464	68
Repayment from a related party	159,790	—	—
Repayment from third parties	—	35,000	5,098

Net cash flow used in investing activities	(1,092,706)	(681,950)	(99,337)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from follow-on offering	—	8,194,597	1,193,678
Proceeds from issuance of convertible preferred shares	5,824,568	—	—
Costs incurred for the follow-on offering	—	(200,769)	(29,246)
Costs incurred for the issuance of convertible preferred shares	(3,789)	—	—

Net cash flow generated from financing activities	5,820,779	7,993,828	1,164,432

Exchange rate effect on cash, cash equivalents and restricted cash	254,821	207,871	30,280
Net increase in cash, cash equivalents and restricted cash	5,387,011	10,124,480	1,474,797
Cash, cash equivalents and restricted cash at beginning of period	12,429,001	30,539,686	4,448,607

Cash, cash equivalents and restricted cash at end of period	17,816,012	40,664,166	5,923,404

Supplement disclosure of non-cash investing activities:
Acquisition of intangible asset	2,852,370	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	9,030,874	23,851,940	3,474,427
Restricted cash	8,785,138	16,812,226	2,448,977

Total cash, cash equivalents and restricted cash in the statements of cash flows	17,816,012	40,664,166	5,923,404

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. Organization

        Pinduoduo Inc. (the "Company") was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the "VIE") and the subsidiaries of the VIE (collectively, the "Group") are principally engaged in the provision of online marketplace to help merchants leverage the power of the internet to engage with their customers in the People's Republic of China (the "PRC" or "China"). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE.

        As of June 30, 2019, the details of the Company's major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

			Percentage of ownership by the Company
	Date of incorporation	Place of incorporation			Principal activities
Entity			Direct	Indirect
Subsidiaries:
HongKong Walnut Street Limited ("Walnut HK")	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd. ("Hangzhou Weimi" or the "WFOE")	May 28, 2015	PRC	100%	—	Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd. ("Xinzhijiang")	April 25, 2018	PRC	100%	—	E-commerce platform
VIE:
Hangzhou Aimi Network Technology Co., Ltd. ("Hangzhou Aimi" or the "VIE")	April 14, 2015	PRC	—	100%	E-commerce platform
VIE's subsidiary:
Shanghai Xunmeng Information Technology Co., Ltd. ("Shanghai Xunmeng")	January 9, 2014	PRC	—	100%	E-commerce platform

The VIE agreements

        The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. Organization (Continued)

VIE through a series of contractual arrangements (the "Contractual Agreements") and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and a PRC entity (the "Nominee Shareholders"). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

        The following is a summary of the Contractual Agreements:

        Exclusive Option Agreements    Pursuant to the Exclusive Option Agreements entered into between the Nominee Shareholders, the VIE and the WFOE, the Nominee Shareholders granted to the WFOE or its designees proxy of shareholders rights and voting rights of their respective equity interests in the VIE. The WFOE has the sole discretion as to when to exercise the options, whether in part or full. The exercise price of the options to purchase all or part of the equity interests in the VIE will be the minimum amount of consideration permitted by the applicable PRC laws. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. The Exclusive Option Agreements will remain in effect until all the equity interests in VIE held by Nominee Shareholders are transferred to the WFOE or its designated party. The WFOE may terminate the Exclusive Option Agreements at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreements.

        Equity Pledge Agreement    Pursuant to the Equity Pledge Agreement entered into among the WFOE (the "Pledge Agreement"), the Nominee Shareholders and the VIE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the Contractual Agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholders' equity interests in the VIE to the WFOE, to the extent permitted by PRC laws. If the VIE or any of their Nominee Shareholders breach any of their respective contractual obligations under the above agreements, the WFOE, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIE, without the prior consent of the WFOE. The Equity Pledge Agreement will be valid until the VIE and the shareholders fulfill all the contractual obligations under the Contractual Agreements in full and the pledged equity interests have been transferred to the WFOE and/or its designee.

        Shareholders' Voting Rights Proxy Agreement    Pursuant to the Shareholders' Voting Rights Proxy Agreement entered into between the Nominee Shareholders, the VIE and the WFOE (the "Proxy Agreement"), the Nominee Shareholders authorized the WFOE or its designated party to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to attend shareholders' meetings of the VIE; (2) exercise all

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. Organization (Continued)

the shareholders' rights, including voting rights; and (3) designate and appoint on behalf of each shareholder the senior management members of the VIE. The proxy remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE. The proxy agreements were subsequently reassigned to the Company.

        Exclusive Consulting and Services Agreement    Pursuant to the Exclusive Consulting and Services Agreement (the "Consulting and Services Agreement"), WFOE retains exclusive right to provide to the VIE the technical support and consulting services, including but not limited to, technology development and maintenance service, marketing consulting service and administrative consulting service. WFOE owns the intellectual property rights developed in the performance of the agreement. In exchange for these services, WFOE is entitled to charge the VIE annual service fees which typically amount to what would be substantially all of the VIE's pre-tax profits, resulting in a transfer of substantially all of the profits from the VIE to the WFOE. The term of the agreement is 10 years, expiring on June 5, 2025, which will be automatically renewed every ten-year thereafter if the WFOE does not provide notice of termination to the Nominee Shareholders three months prior to expiration.

        Financial support undertaking letter    The Company and the VIE entered into a financial support undertaking letter pursuant to which, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.

        In the opinion of the Company's management and PRC counsel, (i) the ownership structure of the Group, including its subsidiary, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws, (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws; and (iii) each of the Group's PRC subsidiaries, the VIE and the subsidiaries of the VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group's business operation in PRC are in compliance with existing PRC laws and regulations.

        However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group's right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. Organization (Continued)

activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

        In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary' rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group's ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group's ability to conduct its business may be negatively affected.

        The VIE and the subsidiaries of VIE contributed 100.0% and 61.4% of the Group's consolidated revenues for the six months periods ended June 30, 2018 and 2019 respectively. As of December 31, 2018 and June 30, 2019, the VIE accounted for an aggregate of 53.1% and 49.1%, respectively of the consolidated total assets, and 96.9% and 95.2%, respectively of the consolidated total liabilities.

        The following tables represent the financial information for the VIE as of December 31, 2018 and June 30, 2019 and for the six months periods ended June 30, 2018 and 2019 before eliminating the

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. Organization (Continued)

inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,529,316	3,956,927	576,391
Restricted cash	16,379,364	16,812,226	2,448,977
Receivables from online payment platforms	247,586	452,266	65,880
Short-term investments	1,300,000	3,650,000	531,682
Amounts due from related parties(i)	1,018,963	1,041,802	151,756
Amounts due from Group companies	565,101	965,880	140,696
Prepayments and other current assets	441,590	497,819	72,517

Total current assets	23,481,920	27,376,920	3,987,899

Non-current assets
Property and equipment, net	16,578	22,264	3,243
Right-of-use assets	—	232,889	33,924
Other non-current assets	—	33,119	4,824

Total non-current assets	16,578	288,272	41,991

Total assets	23,498,498	27,665,192	4,029,890

LIABILITIES
Current liabilities
Amounts due to Group companies	1,575,534	3,074,503	447,852
Amounts due to related parties(i)	458,147	1,412,517	205,756
Customer advances	190,382	267,299	38,936
Payable to merchants	17,275,934	17,801,389	2,593,065
Accrued expenses and other liabilities	1,500,951	2,299,419	334,948
Merchant deposits	4,188,273	5,833,878	849,800
Lease liabilities	—	53,627	7,812

Total current liabilities	25,189,221	30,742,632	4,478,169

Amounts due to Group companies	—	203,758	29,681
Lease liabilities	—	190,930	27,812

Total non-current liabilities	—	394,688	57,493

Total liabilities	25,189,221	31,137,320	4,535,662

(i)
Information with respect to related parties is discussed in Note 11.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. Organization (Continued)

	For the six months periods ended June 30,
	2018	2019
	RMB	RMB	US$
Net revenues from
Group companies	—	456,551	66,504
External	4,093,650	7,268,499	1,058,776

Net revenues	4,093,650	7,725,050	1,125,280

	For the six months periods ended June 30,
	2018	2019
	RMB	RMB	US$
Net cash generated from operating activities	700,770	1,633,736	237,980
Net cash used in investing activities	(1,097,718)	(2,325,459)	(338,741)
Net cash (used in)/provided by financing activities	(199,700)	1,552,196	226,103

Net (decrease)/increase in cash, cash equivalents and restricted cash	(596,648)	860,473	125,342

Cash, cash equivalents and restricted cash at beginning of period	11,563,516	19,908,680	2,900,026

Cash, cash equivalents and restricted cash at end of period	10,966,868	20,769,153	3,025,368

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	2,181,730	3,956,927	576,391
Restricted cash	8,785,138	16,812,226	2,448,977

Total cash, cash equivalents and restricted cash in the statements of cash flows	10,966,868	20,769,153	3,025,368

2. Summary of Significant Accounting Policies

(a)    Concentration of credit risk

        Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms and short-term investments. As of December 31, 2018 and June 30, 2019, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and there has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms including amounts due from a related party (Note 11), unsecured and denominated in RMB, are derived from merchandise sales on the Group's online marketplace to consumers, and exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

(b)    Basis of presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018.

(c)    Convenience translation

        Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8650 on June 28, 2019, the last business day in June 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d)    Revenue recognition

        The Group through its platform primarily offers online marketplace services that enable third-party merchants to sell their products to consumers in China. Revenues from marketplace services consist of online marketing services revenue and transaction services fees. Payments for services are generally received before deliveries.

        Effective January 1, 2018, the Group adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606), using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. There were no changes made to the Group's revenue recognition policy as a result of the adoption of Topic 606. Under Topic 606, revenues are recognized when control of the promised services are transferred to the Group's customers in amounts that reflect the consideration the Group expects to be entitled to in exchange for those services. The Group also evaluates whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions.

        The Group presents value added taxes ("VAT") as reductions of revenues.

Online marketplace services

        The Group charges fees for transaction services to merchants for sales transactions completed on the Group's online marketplace, where the Group does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as a percentage based on the value of merchandise being sold by the merchants. Revenues related to transaction services are recognized in the unaudited interim condensed consolidated statements of comprehensive loss at the time when the Group's service obligations to the merchants are determined to have been completed under each sales

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

transaction upon the consumers confirming the receipts of goods. Fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants.

        The Group also entered into contractual agreements with certain merchants to provide online marketing services on the Group's online marketplace for which the Group receives service fees from merchants. Online marketing services mainly allow merchants to bid for keywords that match product listings appearing in search or browser results on the Group's online marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. The Group provides the online marketing services on its own platforms without involvement of any other party. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants' product listings when services are completed by the Group for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

        In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion offers incentives such as coupons, credits and discounts to consumers. Consumers are not customers of the Group, therefore incentives offered to consumers are not considered payments to customers. Coupons and credits redeemable for coupons can only be used in future purchases of eligible merchandise offered on the Group's online marketplace to reduce purchase price that are not specific to any merchant. As the consumers are required to make future purchases of the merchants' merchandise to redeem these coupons, the Group recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made. Discounts provided to consumers are not specific to any merchant and the associated costs to the Group are recognized as marketing expenses when the related transaction services revenues are recognized.

        During the six months periods ended June 30, 2018 and 2019, the Group also issued to consumers at its discretion, cash redeemable credits upon their completion of certain actions unrelated to the purchases of merchant products on the Group's online marketplace. As the credits were redeemable for cash, the Group accrued for the related costs in marketing expenses based on the cash redemption value of each credit as it is issued, assuming all credits will be redeemed. As of December 31, 2018 and June 30, 2019, the amount of outstanding credits were immaterial.

(e)    Advertising expenditures

        Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amounts of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB4,094,587 and RMB10,414,890 (US$1,517,100) for the six months periods ended June 30, 2018 and 2019, respectively.

(f)    Lease

        The Group adopted ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), effective January 1, 2019 using the modified retrospective method and did not restate comparable period. The Group elected the package of practical expedients permitted under the transition guidance, which allowed the Group to carry forward the historical lease classification for any expired or existing contract and the

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

accounting for the initial direct costs on those leases that on the adoption date. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

        The Group as the lessee determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group's lease portfolio consists entirely of operating leases as of January 1 and June 30, 2019. The Group's leases do not contain any residual value guarantees or material restrictive covenants.

        At the commencement date of an operating lease, the Group records a right-of-use ("ROU") asset and lease liability based on the present value of the lease payments over the lease term. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group's lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option.

        The cumulative effects of changes made to the Group's condensed consolidated balance sheet on January 1, 2019 for the adoption of ASU 2016-02 were as follows:

	Balance at December 31, 2018	Adjustments	Balance at January 1, 2019
	RMB	RMB	RMB	US$
Assets:
Prepayments and other current assets	953,989	(2,768)	951,221	138,561
ROU assets	—	221,521	221,521	32,268
Liabilities:
Current portion of lease liabilities	—	55,180	55,180	8,038
Non-Current portion of lease liabilities	—	174,681	174,681	25,445
Accrued expenses and other liabilities	2,225,667	(11,108)	2,214,559	322,587

        The difference between the lease liabilities and ROU assets related to the reversal of existing deferred rent and prepaid rent balances of RMB11,108 (US$1,618) and RMB2,768 (US$403), respectively. The adoption of the standard did not impact the Company's interim condensed consolidated statements of operations and cash flows.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

(g)    Short-term investments

        All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC Topic 320 ("ASC 320"), Investments—Debt and Equity Securities. Interest income are recognized when earned. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and such gains and losses are reflected in earnings during the periods in which they are realized. The carrying values of these financial instruments approximated their fair values as of December 31, 2018 and June 30, 2019 due to their short-term maturities.

(h)    Equity method investments

        The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method of accounting in accordance with ASC Subtopics 323-10 ("ASC 323-10"), Investments—Equity Method and Joint Ventures: Overall. The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships which the Group has significant influence. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(i)    Segment reporting

        The Group follows ASC 280, Segment Reporting. The Group's Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group's long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. Prepayments and Other Current Assets

        The components of prepayments and other current assets were as follows:

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Prepayments	667,113	787,220	114,671
Interest receivables	101,062	320,067	46,623
VAT recoverable	63,005	32,626	4,753
Rental and other deposits	64,902	50,295	7,326
Loan to a third party	35,000	—	—
Staff advances	7,868	5,910	861
Payments made on behalf of merchants	11,105	18,352	2,673
Provision for payments made on behalf of merchants	(3,249)	(8,140)	(1,186)
Others	7,183	4,318	628

	953,989	1,210,648	176,349

        The prepayments primarily consist of advertising fees paid in advance.

4. Property and Equipment, Net

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
At cost:
Computer and office equipment	27,148	36,280	5,285
Leasehold improvement	10,654	14,093	2,053

	37,802	50,373	7,338
Less: accumulated depreciation	(8,727)	(16,964)	(2,471)

	29,075	33,409	4,867

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4. Property and Equipment, Net (Continued)

        For the six months periods ended June 30, 2018 and 2019, the Group recorded depreciation expenses of RMB2,101 and RMB8,355 (US$1,217), respectively which were included in the following captions:

	For the six months periods ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Costs of revenues	427	1,795	261
Sales and marketing expenses	292	1,146	167
General and administrative expenses	415	832	121
Research and development expenses	967	4,582	668

	2,101	8,355	1,217

5. Intangible Asset

        Intangible asset consisted of the following:

Total
RMB
Balance as of January 1, 2018	—
Addition	2,852,370
Amortization	(491,069)
Foreign currency translation difference	218,037

Balance as of December 31, 2018	2,579,338

Balance as of January 1, 2019	2,579,338
Amortization	(302,003)
Foreign currency translation difference	(326)

Balance as of June 30, 2019	2,277,009

        In February 2018, the Company entered into a strategic cooperation framework agreement (the "Agreement") with an affiliate of Tencent Group. The Company and Tencent Group agreed to cooperate in a number of areas primarily for Tencent Group to provide the Company Weixin access point and other services and to pursue additional opportunities for future potential cooperation. The Agreement is valid for five years, from March 1, 2018 to February 28, 2023. The Company recognized the Agreement as an intangible asset at the fair value of consideration paid in the form of convertible preferred shares of RMB2,852 million. The Group recognizes the related amortization expense in costs of revenues, over the period of five years using the straight-line method. No impairment charges were recognized on the intangible asset for the six months period ended June 30, 2018 and 2019.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5. Intangible Asset (Continued)

        The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	RMB	US$
For six months ending December 31, 2019	311,293	45,345
For the years ending December 31,
2020	617,514	89,951
2021	617,514	89,951
2022	617,514	89,951
2023	109,957	16,017

6. Leases

        The Company has operating leases mainly for offices in China. For the six months periods ended June 30, 2019, operating lease costs and short-term lease costs were RMB42,049 and RMB18,459, respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the six months ended June 30, 2019.

        A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the unaudited interim condensed consolidated balance sheet was as below:

	Rental
	RMB	US$
The remainder of 2019	49,675	7,236
2020	100,781	14,681
2021	93,228	13,580
2022	71,027	10,346
2023 and after	55,145	8,033

Total undiscounted cash flows	369,856	53,876
Less: imputed interest	(42,404)	(6,177)

Present value of lease liabilities	327,452	47,699

        As of June 30, 2019, the Company had no operating leases that had not yet commenced. The weighted average remaining lease terms of the right-of-use assets was 3.89 years.

        A weighted average incremental borrowing rate of 5.33% was adopted on the commencement date in determining the present value of lease payments.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6. Leases (Continued)

        Other supplemental information related to leases is summarized below:

	For the six months periods ended June 30,
	2019	2019
	RMB	US$
Operating cash flows for operating leases	30,672	4,468
ROU assets obtained in exchange for new operating lease liabilities	144,232	21,010

7. Other Non-current Assets

        Equity method investments are included in other non-current assets on the Company's consolidated balance sheets, consisting of the Company's investments as a limited partner in the funds, including funds set up by a Company's related parties, to make strategic investments in privately-held companies. Such investments amounted in total to RMB182,667 and RMB 394,584 (US$57,478) as of December 31, 2018 and June 30, 2019, respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2018 and June 30, 2019. As the profit or loss from the funds was immaterial for the six months ended June 30, 2019, there was no gain or loss from the equity method investments recognized during the same period. There was no impairment on these investments during the six months ended June 30, 2019.

8. Accrued Expenses and Other Liabilities

        The components of accrued expenses and other liabilities were as follows:

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Accrued expenses	1,371,483	2,411,870	351,328
VAT and other tax payable	436,495	733,142	106,794
Payroll payable	389,615	390,545	56,889
Others	28,074	38,349	5,587

	2,225,667	3,573,906	520,598

        Accrued expenses primarily consisted of accrued advertising and marketing expenses.

9. Ordinary Shares

        In the third quarter of 2018, the Company completed its Initial Public Offering ("IPO") on the National Association of Securities Deal Automated Quotations under the symbol of "PDD" of 91,735,827 ADSs (including 6,135,827 ADSs sold upon the exercise of the underwriters' over-allotment

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9. Ordinary Shares (Continued)

option), representing 366,943,308 Class A Ordinary Shares for a total proceeds net of issuance costs of US$1,690,696 (RMB11,523,631).

        Upon completion of the IPO, all convertible preferred shares were converted into ordinary shares.

        In February 2019, the Company completed a follow-on public offering and issued 48,435,000 ADSs, representing 193,740,000 Class A Ordinary Shares for total proceeds net of issuance costs of US$1,181,209 (RMB7,993,828).

10. Revenue

	For the six months periods ended June 30,
	2018	2019
	RMB	RMB	US$
Online marketplace services
—Online marketing services	3,479,052	10,415,487	1,517,187
—Transaction services	614,598	1,419,725	206,806

	4,093,650	11,835,212	1,723,993

Contract balances

        The Group's contract liabilities comprised of customer advances and portions of payables to merchants:

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Customer advances	191,482	267,322	38,940
Contract liability	72,939	65,390	9,525

        Customer advances and contract liability relate to considerations received in advance for online marketing services and transaction services, respectively, for which control of the services occurs at a later point in time. Contract liability is included in Payable to merchants in the Company's unaudited interim condensed consolidated balance sheets. The significant increase in the balance of customer advances was due to the increase in advance payments from customers in line with the growth in online marketing services revenues. Revenues recognized from the carrying value of customer advances and contract liability as of January 1, 2018 during the six months ended June 30, 2018 were RMB42,871 (US$6,245) and RMB38,935 (US$5,672) respectively. Revenues recognized from the carrying value of customer advances and contract liability as of January 1, 2019 during the six months ended June 30, 2019 were RMB149,176 (US$21,730) and RMB72,939 (US$10,625), respectively.

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11. Related Party Transactions

(a)
Major related parties:

Names of related parties	Relationship with the Group
Tencent and its affiliates ("Tencent Group")	A shareholder and its affiliates of the Company
Toshare Group Holding Limited	Company controlled by the Founder
(b)
Other than those disclosed elsewhere, the Group had the following significant related party transactions for the six months periods ended June 30, 2018 and 2019, respectively:

	For the six months periods ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Services received from:
Tencent Group	417,733	1,448,890	211,055
(c)
The Group had the following major related party balances as of December 31, 2018 and June 30, 2019, respectively:

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Amounts due from related parties:
Tencent Group*	1,018,963	1,043,156	151,953

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Amounts due to related parties:
Tencent Group	458,147	1,412,517	205,756
Toshare Group Holding Limited	19,966	—	—

*
The balances represented receivables due from the online payment platform operated by Tencent Group.

        All balances with the related parties as of June 30, 2019 were unsecured, interest-free and had no fixed terms of repayment.

12. Loss Per Share

        During 2018, the Company effected a change of authorized share capital by repurchasing all of the then issued and outstanding ordinary shares at par value and reissued 42,486,360 Class A Ordinary Shares and 1,716,283,460 Class B Ordinary Shares to its existing holders of ordinary shares. The number of shares and per-share price in the unaudited interim condensed consolidated financial

PINDUODUO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. Loss Per Share (Continued)

statements were recasted on a retroactive basis to reflect the effect of these changes for the six months period ended June 30, 2018.

        Basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the "Ordinary Shares") as each class of shares has the same rights to undistributed and distributed earnings.

        The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the six months periods ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Numerator:
Net loss	(6,694,909)	(2,880,958)	(419,658)
Deemed distribution to certain holders of convertible preferred shares	(80,496)	—	—

Net loss attributable to ordinary shareholders	(6,775,405)	(2,880,958)	(419,658)

Denominator: (in thousands of shares)
Weighted-average number of ordinary shares outstanding—basic and diluted	1,850,155	4,604,472	4,604,472
Loss per share—basic and diluted	(3.66)	(0.63)	(0.09)